Exhibit 99.2

TRADING DATA

Name	Trade Date	Buy/Sell	Amount of Securities Involved	Price per Share	Transaction Description
Fund	01/22/2014	Buy	520,500	BRL 43.08	Open market transaction on the BM&FBOVESPA
Fund	01/22/2014	Buy	5,483,700	BRL 43.65	In-kind contribution of Common Shares
Fund	01/23/2014	Buy	1,920,200	BRL 43.95	Open market transaction on the BM&FBOVESPA
Fund	01/24/2014	Buy	883,700	BRL 43.36	Open market transaction on the BM&FBOVESPA
Fund	01/27/2014	Buy	994,600	BRL 43.68	Open market transaction on the BM&FBOVESPA
Fund	01/28/2014	Buy	1,310,400	BRL 43.59	Open market transaction on the BM&FBOVESPA
Fund	01/29/2014	Buy	794,600	BRL 43.63	Open market transaction on the BM&FBOVESPA
Fund	01/209/2014	Buy	378,000	USD 17.94	Open market transaction on the NYSE
Fund	02/28/2014	Buy	1,800,000	BRL 42.38	Open market transaction on the BM&FBOVESPA

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